Exhibit 1

Gentium S.p.A.
Share Capital Euro 14,190,561

Registered office in Villa Guardia (Como), Piazza XX Settembre no. 2

Registration number with the Register of Enterprises of Como no. 240386 -Tax code and VAT number no. 02098100130

CALL OF THE
ORDINARY SHAREHOLDERS’ MEETING AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Gentium S.p.A. (hereinafter, the “Company”) are invited to attend the next ordinary shareholders’ meeting and extraordinary shareholders’ meeting of the Company, to be held, at the time indicated below, with the offices of the Notary Public, Mr. Massimo Caspani, in Via Pessina no. 3, Como, Italy, on April 27, 2007,  in first call, and, if necessary, on April 30, 2007, at the same place and time, in second call, in order to discuss and resolve upon the following.

Agenda

Ordinary Shareholders’ Meeting (9:30 a.m. - CET)

1.	Approve the 2006 Italian GAAP Financial Statements and related documents; pertinent and consequent resolutions.

2.	Elect members of the Board of Directors for the April 2007 to April 2008 term.

3.	Approve director compensation for the April 2007 to April 2008 term.

4.	Approve the engagement of Reconta Ernst & Young, S.p.A. as the independent auditor and approve its compensation.

5.	Approve the Company’s 2007 Stock Option Plan, adopted by the Board of Directors’ meeting held on March 26, 2007.

6.
Approve amendments to the Company’s Amended and Restated 2004 Equity Incentive Plan and Amended and Restated Nonstatutory Stock Option Plan and Agreement, each adopted by the Board of Directors’ meeting held on March 26, 2007, to extend the term of such plans and mandatory subscription date for ordinary shares available under such plans from September 30, 2009 to up to September 30, 2019.

Extraordinary Shareholders’ Meeting (11:00 a.m. - CET)

1.
Capital Increase of the Company in cash for a maximum amount of €1,000,000 of par value, to be reserved to the issuance of options to purchase ordinary shares of the Company to the Company’s employees, directors and consultants pursuant to its 2007 Stock Option Plan; pertinent and consequent resolutions.

2.
Approve the amendment to article 6 of the Company’s Bylaws, inter alia, to extend the term of the capital increase provided by point no. 8 of the resolution adopted by the extraordinary shareholders’ meeting of the Company on September 30, 2004 (i.e., the capital increase equal to Euro 1,560,000 of par value reserved to stock option and incentive plans) from September 30, 2009 to September 30, 2019.

3.
Approve the amendment to article 24 of the Company’s Bylaws to decrease the requisite notice period to convene a meeting of the Company’s Board of Directors to state that such notice must be provided at least three (3) days before a meeting and, in cases of urgency, at least one (1) day beforehand.

The shareholders may attend the Shareholders’ Meetings if they are provided with the relevant authentications by the authorized intermediary, pursuant to article 85 of the Legislative Decree no. 58 of 1998 and article 34 of the CONSOB resolution no. 11768 of December 23, 1998. Holders of the Company’s American Depositary Shares (“ADSs”) of record on March 19, 2007 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meetings pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York.

The documents relating to the Shareholders’ Meetings will be deposited at the registered office of the Company according to the law.

Villa Guardia (Como), April 2, 2007

The Chairperson of the Board of Directors

/s/ Laura Iris Ferro, M.D.
Laura Iris Ferro, M.D.